FILED BY GINGKO ACQUISITION CORP. PURSUANT
TO RULE 425 UNDER THE SECURITIES ACT OF 1933
SUBJECT COMPANY: INFORMATION RESOURCES, INC.
REGISTRATION NO. 333-108592

IRI SHAREHOLDERS URGED TO TENDER
SHARES BEFORE EXPIRATION OF GINGKO’S
SUBSEQUENT OFFERING PERIOD ON NOVEMBER 21, 2003

Consideration for Non-Tendering Shareholders May Be
Delayed 60-90 Days until the Merger if They Fail to Tender by this Friday

PALO ALTO, Calif. – November 20, 2003 – Gingko Acquisition Corp. (Gingko) urged all remaining holders of shares of common stock of Information Resources, Inc. (IRI) (Nasdaq: IRIC) to tender all of their shares before the expiration of the current subsequent offering period at 12:00 midnight, New York City time, on November 21, 2003. All shares properly tendered during the subsequent offering period will be accepted when tendered, and tendering stockholders will be issued one CVR, and be paid $3.30 in cash, per share promptly following acceptance. This is the same consideration that Gingko paid to IRI shareholders who tendered into Gingko’s original offering period.

If Gingko does not own at least 90% of the outstanding IRI shares (or a sufficient number to permit Gingko to exercise its top-up option) at the expiration of the subsequent offering period, non-tendering stockholders would likely have to wait approximately 60 to 90 days to receive in the merger the same offer price described above. IRI stockholders who have not already tendered their shares, but want to be sure to receive this same offer price more quickly, should tender their shares before the expiration of the subsequent offering period. No shares tendered in the subsequent offering period may be withdrawn after having been tendered.

After the expiration of the subsequent offering period, IRI and Gingko are expected to merge, and Gingko’s parent corporation currently owns a sufficient number of IRI’s outstanding common shares to ensure approval of this merger. Pursuant to the merger, all remaining and non-dissenting IRI stockholders who did not tender their shares in the original tender offer period would receive the same CVR and $3.30 in cash per share that were issued and paid in the tender offer.

Stockholders are urged to tender their shares during the subsequent offering period, so that they need not be forced to wait approximately 60 to 90 days to receive Gingko’s same offer price in the merger.

For More Information

For more information, please contact the Information Agent for the offer, MacKenzie Partners, Inc. at 800-322-2885 or 212-929-5500, attn: Dan Burch, Bob Marese or Charles Koons.

About Gingko Acquisition Corp.

Gingko Acquisition Corp. is a company formed by Symphony Technology II-A, L.P. and affiliates of Tennenbaum & Co., LLC.

About Symphony Technology Group, LLC

Symphony is a leading investor in enterprise software and services companies. Led by entrepreneurs and executives with strong track records and deep experience in strategy and operations, Symphony invests in companies that are or can become market leaders. Symphony applies its strategic and operational expertise and capital to enable the business transformation of its portfolio companies.

Through its portfolio company, SymphonyRPM, Symphony also provides proprietary performance management solutions and software for the real-time enterprise: solutions that can help CPG manufacturers and retailers deliver the business outcomes they most care about such as revenue, margins and customer satisfaction by enabling and automating the analysis, and integration of enormous quantities of data from retailers and from internal ERP and legacy systems, by making it easier to expand the use of marketing data throughout the company, and by linking marketing decisions to sales, operations and overall financial performance. More information is available at www.symphonytg.com.

About Tennenbaum Capital Partners, LLC

Tennenbaum Capital Partners, LLC is a private investment company based in Los Angeles that invests across the capital structure in both debt and equity of publicly traded and private companies. The firm currently has approximately $1.7 billion in long-term capital under management and primarily invests in companies in transition where traditional sources of capital are not readily available. More information is available at www.tennenco.com.

About IRI

IRI is a leading provider of UPC scanner- and panel-based business solutions to the consumer packaged goods and healthcare industries, offering services in the U.S., Europe and other international markets. IRI supplies CPG and pharmaceutical manufacturers, retailers, and brokers with information and analysis critical to their sales, marketing, and supply chain operations. IRI provides services designed to deliver value through an enhanced understanding of the consumer to a majority of the Fortune 500 companies in the CPG industry. More information is available at www.infores.com.

Media Contact Information
Gingko or Symphony
Bill Chisholm
650-935-9500
bill@symphonytg.com

MacKenzie Partners
Charlie Koons
212-929-5500
ckoons@mackenziepartners.com

Certain Additional Information for Stockholders

The solicitation and offer to purchase Information Resources, Inc. common stock is only made pursuant to the Offer to Purchase dated September 8, 2003 and related materials (including the Registration Statement on Form S-4 and preliminary prospectus dated September 8, 2003 of Information Resources, Inc. Litigation Contingent Payment Rights Trust), each as amended from time to time. Stockholders should read these materials carefully because they contain important information, including the terms and conditions of the tender offer. Stockholders can obtain the Offer to Purchase and related materials at no cost from the SEC’s website at www.sec.gov or from MacKenzie Partners, the Information Agent for the tender offer.

Forward-Looking Statements

This document contains certain forward-looking statements about IRI, Gingko and/or the ACNielsen lawsuit and the CVRs. When used in this document, the words “anticipates”, “may”, “can”, “believes”, “expects”, “projects”, “intends”, “likely”, and similar expressions (and any statements at all relating to CVR or lawsuit proceeds and taxes at the time of any CVR distribution) as they relate to IRI, Gingko, the management of either such company, the transaction, the ACNielsen lawsuit or the CVRs are intended to identify those assertions as forward-looking statements. In making any such statements, the person making them believes that its expectations are based on reasonable assumptions. However, any such statement may be influenced by factors that could cause actual outcomes and results to be materially different from those projected or anticipated. These forward-looking statements are subject to numerous risks and uncertainties. There are various important factors that could cause actual results to differ materially from those in any such forward-looking statements, many of which are beyond the control of IRI, Gingko, and Symphony, including: the impact of general economic conditions in regions in which IRI currently does business, industry conditions, including competition, data availability and cost and the ability to renew existing customer contracts and relationships; fluctuations in exchange rates and currency values; capital expenditure requirements; legislative or regulatory requirements, changes in the tax laws, interest rates; access to capital markets; and the timing of and any value to be received in connection with the ACNielsen lawsuit and the CVRs. The actual results or performance by IRI or Gingko, and the actual proceeds (if any) to be received by IRI in respect of the ACNielsen lawsuit or the CVRs, could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what impact they will have on the results of operations and financial condition of IRI or Gingko or the outcome of the ACNielsen lawsuit or the proceeds to be received in respect of the CVRs.